UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

_______________________
CARISMA THERAPEUTICS INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
14216R 101
(CUSIP Number)
HealthCap VII, L.P.
Represented by its general partner
HealthCap VII GP S.A.
23 Avenue Villamont
Lausanne, V8 CH -1005
+4121 614 3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 7, 2023
(Date of Event which Requires Filing of this Statement)
__________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box: □
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 14216R 101
1.	Name of Reporting Person
HealthCap VII, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
3,579,611(1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
3,579,611(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,579,611(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
8.9%(2)
14.	Type of Reporting Person
PN
(1) The number of shares of CARISMA Therapeutics Inc. (the “Issuer”) reported is based on the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) on October 14, 2022, as amended by the Prospectus Supplement filed with the SEC on February 16, 2023, and the 1-for-20 reverse stock split effective at 5:01 p.m. Eastern Time on March 7, 2023, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on March 8, 2023.
(2) As more fully described in the responses to Items 3 through 6 of this Schedule 13D, based on approximately 40,254,672 shares of Common Stock of the Issuer (the “Common Stock”) outstanding as of March 7, 2023, the Reporting Person may be deemed to have beneficial ownership of 3,579,611 shares of Common Stock, which is equal to approximately 8.9% of the voting power of issued and outstanding Common Stock as of March 7, 2023.

SCHEDULE 13D
CUSIP No. 14216R 101
1.	Name of Reporting Person
HealthCap VII GP S.A.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
3,579,611(1)(2)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
3,579,611(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,579,611(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
8.9%(3)
14.	Type of Reporting Person
OO
(1) The number of shares of the Issuer reported is based on the Issuer’s Registration Statement on Form S-4 filed with the SEC on October 14, 2022, as amended by the Prospectus Supplement filed with the SEC on February 16, 2023, and the 1-for-20 reverse stock split effective at 5:01 p.m. Eastern Time on March 7, 2023, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on March 8, 2023.
(2)  HealthCap VII GP SA, a corporation organized under the laws of Switzerland, is the sole general partner of HealthCap VII, L.P. and has voting and investment control over the shares. HealthCap VII GP SA disclaims beneficial ownership of all shares held by HealthCap VII L.P., except to the extent of their pecuniary interest therein.

(3) As more fully described in the responses to Items 3 through 6 of this Schedule 13D, based on approximately 40,254,672 shares of Common Stock outstanding as of March 7, 2023, the Reporting Person may be deemed to have beneficial ownership of 3,579,611 shares of Common Stock, which is equal to approximately 8.9% of the voting power of issued and outstanding Common Stock as of March 7, 2023.

Item 1. Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of CARISMA Therapeutics Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 245 First Street, Suite 1800, Cambridge, MA 02142.
Item 2. Identity and Background
This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):
1.	HealthCap VII, L.P., a Delaware limited partnership (the “Fund”); and
2.	HealthCap VII GP S.A., a corporation organized under the laws of Switzerland (the “General Partner”), which is the sole general partner of the Fund.
The principal business address of each Reporting Person is c/o HealthCap VII GP S.A., 23 Avenue Villamont, Lausanne, Switzerland CH 1005. The principal business of the Reporting Persons and the Managers (as defined below) is venture capital investment focused on the health care sector.
During the last five years, none of the Reporting Persons or the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, none of the Reporting Persons or the Managers has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1.01, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Item 3. Source and Amount of Funds or Other Consideration.
As more fully described in Items 4 and 6 below, on September 20, 2022, Sesen Bio, Inc., a Delaware corporation (“Sesen Bio”), Seahawk Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Sesen Bio (“Merger Sub”), and CARISMA Therapeutics Inc., a Delaware corporation (“Carisma”), entered into an Agreement and Plan of Merger and Reorganization (as amended from time to time, the “Merger Agreement”), pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub merged with and into Carisma, with Carisma continuing as a wholly-owned subsidiary of Sesen Bio and the surviving corporation of the merger (the “Merger”). At the effective time of the Merger, Sesen Bio filed an amendment to its certificate of incorporation, to change its name to “CARISMA Therapeutics Inc.”

Prior to the Merger, the Fund owned 1,485,912 of Carisma’s capital stock, consisting of (i) 250,647 shares of Carisma common stock issuable upon conversion of the Carisma Series A preferred stock (“Series A Conversion Shares”), acquired pursuant to the Series A Preferred Stock Purchase Agreement, dated June 26, 2018, by and among Carisma, CARISMA Therapeutics S.à r.l., a société à responsabilité limitée organized under the laws of Luxembourg, and the investors listed therein, including the Fund (the “Series A SPA”), (ii) 937,501 shares of Carisma common stock issuable upon the conversion of the Carisma special voting preferred stock (“Special Voting Conversion Shares”), acquired pursuant to the Series A SPA, and (iii) 297,764 shares of Carisma common stock issuable upon the conversion of the Carisma Series B special voting preferred stock (“Series B Conversion Shares,” and together with Series A Conversion Shares and Special Voting Conversion Shares, collectively, the “Pre-Merger Carisma Shares”), acquired pursuant to the Series B Preferred Stock Purchase Agreement, dated December 22, 2020, by and among Carisma, CARISMA Therapeutics S.à r.l., a société à responsabilité limitée organized under the laws of Luxembourg, and the investors listed therein, including the Fund (the “Series B SPA”), held by the Fund. The Pre-Merger Carisma Shares were acquired by the Fund using funds obtained from working capital.
Pursuant to the Merger Agreement, upon the effectiveness of the Merger, each outstanding Pre-Merger Carisma Share was converted into the right to receive a number of shares of Sesen Bio common stock calculated in accordance with the Merger Agreement. Cash was paid in lieu of fractional shares. Accordingly, the Fund now owns 3,579,611 shares of the common stock of the combined company.
The foregoing references to and descriptions of the Merger Agreement and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, attached hereto as Exhibits 1.02-1.04 to include its amendments.
Item 4.  Purpose of Transaction.
The Fund acquired the shares of Common Stock for investment purposes.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of its Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares in open market transactions, in privately negotiated transactions or through other methods, including distributions by the Fund directly to its limited partners; or (iii) continuing to hold or causing affiliates to hold the shares (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 is incorporated by reference in its entirety into this Item 4.
Item 5.   Interest in Securities of the Issuer.
(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on approximately 40,254,672 shares of Common Stock outstanding as of March 7, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on March 8, 2023.
The Fund directly holds 3,579,611 shares of Common Stock. As the sole general partner of the Fund, the General Partner may be deemed to beneficially own the shares held by the Fund. Fabrice Bernhard serves as an executive officer of the General Partner, and each of Dag Richter, Daniel Schafer, and Frans Wuite (together with Mr. Bernhard, the “Managers”) serves as a director of the General Partner.
(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or to the best of the Reporting Persons’ knowledge, the Managers, during the last 60 days.
(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.
(e) Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Support Agreement and Lock-Up Agreement
Concurrently with the execution of the Merger Agreement, (a) certain stockholders of Carisma (solely in their respective capacities as Carisma stockholders) holding approximately 97.83% of the outstanding shares of Carisma capital stock (subject to customary cutbacks in the event of certain triggering events by the Sesen Bio board of directors) entered into support agreements with Sesen Bio and Carisma to vote, among other things, all of their shares of Carisma capital stock in favor of adoption of the Merger Agreement and the transactions contemplated thereby, and against any alternative acquisition proposals (the “Carisma Support Agreements”).
Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Sesen Bio and Carisma (solely in their respective capacities as stockholders) have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they agreed not to transfer their shares of the Issuer’s common stock issued in connection with the Merger for the 180-day period following the closing of the Merger.
The preceding summaries of the Carisma Support Agreements and the Lock-Up Agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the form of Carisma Support Agreement and the form of Lock-Up Agreement, attached hereto as Exhibits 1.05 and 1.06, respectively, and incorporated herein by reference.

Except as set forth in this Item 6, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or the Managers, or between such persons and any person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any shares of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to be Filed as Exhibits.
1.01	Joint Filing Agreement, dated as of March 9, 2023, by and among the Reporting Persons.

1.02
Agreement and Plan of Merger and Reorganization, dated as of September 20, 2022, by and among Sesen Bio, Inc., Seahawk Merger Sub, Inc. and CARISMA Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to Sesen Bio, Inc.’s Current Report on Form 8-K filed with the SEC on September 21, 2022).

1.03
First Amendment to Agreement and Plan of Merger and Reorganization, dated as of December 29, 2022, by and among Sesen Bio, Inc., Seahawk Merger Sub, Inc., and CARISMA Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to Sesen Bio, Inc.’s Current Report on Form 8-K filed with the SEC on December 29, 2022).

1.04
Second Amendment to Agreement and Plan of Merger and Reorganization, dated as of February 13, 2023, by and among Sesen Bio, Inc., Seahawk Merger Sub, Inc., and CARISMA Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to Sesen Bio, Inc.’s Current Report on Form 8-K filed with the SEC on February 14, 2023).

1.05	Form of Company Stockholder Support Agreement (incorporated by reference to Exhibit 10.2 to Sesen Bio, Inc.’s Current Report on Form 8-K filed with the SEC on September 21, 2022).

1.06	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to Sesen Bio, Inc.’s Current Report on Form 8-K filed with the SEC on September 21, 2022).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: March 9, 2023
HEALTHCAP VII, L.P.

By its general partner HealthCap VII GP SA

By: /s/ Dag Richter
Name: Dag Richter
Title:   Director

By: /s/ Fabrice Bernhard
Name: Fabrice Bernhard
Title:   General Manager

HEALTHCAP VII GP SA

By: /s/ Dag Richter
Name: Dag Richter
Title:   Director

By: /s/Fabrice Bernhard
Name: Fabrice Bernhard
Title:   General Manager

 Exhibit 1.01

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement on Schedule 13D jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of CARISMA Therapeutics, Inc., a Delaware corporation, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 9th day of March, 2023.

HEALTHCAP VII, L.P.

By its general partner HealthCap VII GP SA

By: /s/ Dag Richter
Name: Dag Richter
Title:   Director

By: /s/ Fabrice Bernhard
Name: Fabrice Bernhard
Title:   General Manager

HEALTHCAP VII GP SA

By: /s/ Dag Richter
Name: Dag Richter
Title:   Director

By: /s/Fabrice Bernhard
Name: Fabrice Bernhard
Title:   General Manager